SECURITIE[...]SION

04017159

RECEIVED MAR 30 2004 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Post-Lane + Co, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Post-Lane & Co., LLC. 99 Washington Street

(No. and Street)

New York New York 10006

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breiner & Bodian, LLP.

(Name – *if individual, state last, first, middle name*)

425 Broadhollow Rd. Melville, NY 11747

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Post-Lane & Co., LLC., as of December 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POST-LANE & CO. LLC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

Post-Lane & Co., LLC.
New York, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Post-Lane & Co., LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Post Lane & Co., LLC. as of December 31, 2003 and the results of its operations, changes in members' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, we have examined the supplementary schedules on page 7 to 9 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants
Melville, New York
March 28, 2004

POST-LANE & CO. LLC.

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets:

Cash and Cash Equivalents	$	1,399
Commissions Receivable		31,100
	$	32,499

LIABILITIES and MEMBERS' EQUITY

Current Liabilities:		-
Members' Equity:		32,499
	$	32,499

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

STATEMENT OF INCOME and MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions	$ 84,143
Expenses	
Clearing Fees	679
Regulatory Fees	4,373
Management Fee	89,330
	94,382
Net Profit (Loss)	(10,239)
Members' Equity - Beginning of the year	35,138
	24,899
Capital Contribution-	7,600
Members' Equity - End of the year	$ 32,499

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net Income (Loss)	$(10,239)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in commissions receivable	(31,100)
Decrease in deposit with Broker	35,000
(Decrease) in Accrued Expenses	(172)
Net cash used for operating activities	(6,511)
Cash Flows from Financing Activities:	
Capital Contribution	7,600
Net cash provided by investing activities	7,600
Net increase in cash	1,089
Cash at beginning of year	310
Cash at end of year	$ 1,399

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Members' Equity January 1, 2003	$	35,138
Net (Loss)		(10,239)
		24,899
Capital Contributed		7,600
Members' Equity December 31, 2003	$	32,499

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 - ORGANIZATION: POST-LANE & CO. LLC. (the Company) is a Broker/Dealer registered with the Securites and Exchange Commission and the National Association of Securities Dealers. The Company is a Delaware Limited Liability Company that is wholly owmed by IDT Associates, LLC.

Note 2 - SUMMARY OF ACCOUNTING POLICIES: The Company is engaged in a sincle line of business as a securites broker/dealer, which comprises investment banking investment advisory, and venture capital businesses.

Federal income taxes have not been provided as Members are individually liable for their own tax payments.

Note 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission. Under these rules, the minimum net capital requirement is $5,000. At December 31, 2003 the Company's Net Capital was $5,714 in excess of the required Net Capital.

Note 4 RELATED PARTIES: The Company has an agreement with its member, werein the member pays and is responsible for all expenses of the Company except for regulatory fees, clearing charges, and registered representative commissions. The company pays a management fee to the member.

SUPPLEMENTARY INFORMATION

POST-LANE & CO. LLC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2003

1.	Total Members' Equity	$ 32,499
2.	Less: Non Allowable Assets	21,785
		10,714
3.	Add: Subordinated Liabilities	-
		10,714
4.	Less: Haircuts on Securities	-
5.	Net Capital	$ 10,714

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ -
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	10,714
5.	Excess Net Capital	$ 5,714

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$ -

"See Accompanying Notes and Accountants' Report"

POST-LANE & CO. LLC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2003

Audited Net Capital	$ 10,714
Net Capital per Focus Part IIA	24,819
Difference	$ 14,105
Accrued Expenses	$ 8,300
Record checks	(620)
Non Allowable Assets	(21,785)
	$ 14,105

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

March 28, 2004

Post-Lane & Co., LLC.
New York, New York

Gentlemen:

We have examined the Financial Report of Post-Lane & Co., LLC. as required by the National Association of Securities Dealers as of Decmber 31, 2003 and have issued a report thereon dated March 28, 2004. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2003 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

Michael Damsky

BREINER & BODIAN, LLP
Certified Public Accountants
March 28, 2004
Melville, New York